Exhibit (e)(1)
Excerpts from PYR Energy’s Proxy Statement on Schedule 14A filed on May 16, 2006 relating to the
PYR Energy 2006 Annual Meeting of Shareholders
Compensation Committee Report on Executive Compensation
     None of the members of the Compensation Committee of the Board of Directors is an employee of the Company. The Compensation Committee sets and administers the policies that govern the annual and long-term compensation of executive officers of the Company. The Compensation Committee makes determinations concerning compensation of executive officers and awards of stock options under the Company’s stock option plans.
     Compensation Policies Toward Executive Officers. The Compensation Committee’s executive compensation policies are designed to provide competitive levels of compensation that relate compensation to the Company’s annual and long-term performance, reward above-average corporate performance compared to other companies in the oil and gas industry, recognize individual initiative and achievements, and assist the Company in retaining and attracting qualified executive officers. The Compensation Committee attempts to achieve these objectives through a combination of base salary, stock options, and cash bonus awards. In determining compensation, the Compensation Committee considers the matters discussed in this report as well as the recommendations of the Chief Executive

Officer concerning other executive officers and employees. The Compensation Committee met during the year ended August 31, 2005 to consider stock option grants for performance during the years ended August 31, 2004 and August 31, 2005.
     Executive Salaries. Executive salaries are reviewed by the Compensation Committee and are set for individual executive officers based on subjective evaluations of each individual officer’s performance and contributions to the Company, the Company’s past performance, the Company’s future prospects and long-term growth potential and a comparison of the salary ranges for executives of other companies in the oil and gas industry. Through consideration of these criteria, the Compensation Committee believes that salaries may be set in a manner that is both competitive and reasonable within the Company’s industry.
     Stock Options. Stock options are granted to executive officers and other employees of the Company by the Compensation Committee as a means of providing long-term incentive to the Company’s employees. The Compensation Committee believes that stock options encourage increased performance by the Company’s employees and align the interests of the Company’s employees with the interests of the Company’s stockholders. Decisions concerning recommendations for the granting of stock options to a particular executive officer are made after reviewing the number of options previously granted to that officer, the number of options granted to other executive officers (with higher ranking officers generally receiving more options in the aggregate), and a subjective evaluation of that officer’s performance and contributions to the Company as described above under “—Executive Salaries” and anticipated involvement in the Company’s future prospects. While stock options are viewed by the Committee on a more forward-looking basis than cash bonus awards based on prior performance, an executive officer’s prior performance will impact the number of options that may be granted. After considering the foregoing factors, during the fiscal year ended August 31, 2005, the Committee recommended that the Company grant options to three officers as follows:

Name/Title	Number of Options	Exercise Price Per Share
D. Scott Singdahlsen, President and Chief Executive Officer	200,000	$0.96

Tucker L. Franciscus Vice President—Strategic Development	150,000	$0.94

Kenneth R. Berry, Jr. Vice President—Land	-0-	-0-
      Cash Bonus Awards. The Compensation Committee considers on an annual basis whether to pay cash bonuses to some or all of the Company’s employees, including the Company’s executive officers. The Compensation Committee considers the granting of bonuses with the objective that the Company will remain competitive in its compensation practices and be able to retain highly qualified executive officers. In determining the amounts of bonuses, the Compensation Committee considers the performance both of the Company and of each executive officer in the past year as described above under “—Executive Salaries”. The Committee’s review of the Company’s performance concentrates on exploration success, prospect generation, investment community recognition of the Company and financial stability. The Committee did not pay cash bonuses to any of its employees during the fiscal year ended August 31, 2005.

     Chief Executive Officer Compensation. Generally, the compensation of the Company’s Chief Executive Officer is determined in the same manner as the compensation for other executive officers of the Company as described above. The Committee did not adjust Mr. Singdahlsen’s compensation during the fiscal year ended August 31, 2005.

The Compensation Committee

David B. Kilpatrick (Chairman until November 2005)
Dennis Swenson
Bryce W. Rhodes (New Chairman)

* * * *

Executive Compensation
Summary Compensation Table
     The following table sets forth in summary form the compensation received during each of the last three completed fiscal years ended August 31, 2005 by D. Scott Singdahlsen, our Chief Executive Officer, President, Chief Financial Officer and Director and our other two most highly compensated officers (the “Named Executive Officers”).

Summary Compensation Table
	Annual Compensation				Long-Term Compensation
					Awards		Payouts
				Other
				Annual	Restricted	Securities	LTIP	All Other
Name and Principal	Fiscal	Salary	Bonus	Compensation	Stock	Underlying	Payouts	Compensation
Position	Year	($)(1)	($)(2)	($)(3)	Awards ($)	Options(#)	($)(4)	($)(5)
D. Scott Singdahlsen	2005	$175,000	—	—	—	200,000	—	—
Chief Executive Officer,	2004	$175,000	—	—	—	—	—	—
Officer, Chief Financial Officer, and President	2003	$175,000	—	—	—	281,750	—	—

Tucker L. Franciscus	2005	$120,000	—	—	—	150,000	—	—
Vice President and	2004	—	—	—	—	—	—	—
Secretary	2003	—	—	—	—	—	—	—

Kenneth R. Berry Jr.	2005	$108,000	—	—	—	—	—	—
Vice President	2004	$93,150	—	—	—	135,000	—	—
	2003	$93,150	—	—	—	157,500	—	—

(1)	The dollar value of base salary (cash and non-cash) received during the year indicated.

(2)	The dollar value of bonus (cash and non-cash) received during the year indicated.

(3)	During the period covered by the Summary Compensation Table, we did not pay any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property.

Option Grants in Last Fiscal Year
     The following table provides certain summary information concerning individual grants of stock options made to Named Executive Officers during the fiscal year ended August 31, 2005 under our stock option plans.

Option Grants in last Fiscal Year
Shares of
Common
	Stock	% of Total
	Underlying	Options Granted	Exercise
	Options	to Employees in	Price
Name	Granted	Fiscal Year (3)	($/Share)	Expiration Date
D. Scott Singdahlsen	200,000 (1)	40%	$0.96	November 17, 2014
Tucker Franciscus	150,000 (2)	30%	$0.94	September 1, 2009

Kenneth Berry	—	—	—	—

(1)	One-fifth of these options are exercisable on each anniversary date of the grant for five years following the grant date.

(2)	One-third of these options are exercisable on each anniversary date of the grant for three years following the grant date.

(3)	During fiscal year 2005, we granted stock options to purchase a total of 500,000 shares of our common stock under our stock option plans to all, including the Named Executive Officers.
     Subsequent to the fiscal year ended August 31, 2005, we granted Options to (1) David Kilpatrick, Dennis Swenson and Bryce Rhodes, each a member of our Board of Directors, each to purchase 15,000 shares at a exercise price of $1.34 per share immediately exercisable on or before the fifth anniversary of the grant dated; (2) Scott Singdahlsen, our Chief Executive Officer, on November 23, 2005 to purchase 25,000 shares at a exercise price of $1.34 per share immediately exercisable on or before the fifth anniversary of the grant dated; (3) Tucker Franciscus, our Vice President of Strategic Planning, on November 2, 2005 to purchase 25,000 shares at a exercise price of $1.34 per share immediately exercisable on or before the fifth anniversary of the grant dated; and (4) Kenneth Berry, our Vice President of Land and currently Corporate Secretary, on November 23, 2005 to purchase 25,000 shares at a exercise price of $1.34 per share immediately exercisable on or before the fifth anniversary of the grant dated.

Aggregated Option Exercises And Fiscal Year-End Option Value Table
     The following table provides certain summary information concerning stock option exercises during the fiscal year ended August 31, 2005 by the Named Executive Officers and the value of unexercised stock options held by the Named Executive Officers as of August 31, 2005.

Aggregated Option Exercises in last Fiscal Year And Year-End Option Values(1)
			Number of Securities
			Underlying Unexercised		Value of Unexercised In-the-
			Options at Fiscal		Money Options at Fiscal Year-
			Year-End (#)(4)		End ($)(5)
	Shares	Value
	Acquired on	Realized
Name	Exercise(2)	($)(3)	Exercisable	Unexercisable	Exercisable	Unexercisable
D. Scott Singdahlsen	—	—	302,834	293,916	145,937	152,968

Tucker Franciscus	—	—	—	150,000	—	63,000

Kenneth Berry	—	—	300,000	82,500	185,400	41,600

(1)	No stock appreciation rights are held by any of the named executive officers.

(2)	The number of shares received upon exercise of options during the year ended August 31, 2005.

(3)	With respect to options exercised during the year ended August 31, 2005, the dollar value of the difference between the option exercise price and the market value of the option shares purchased on the date of the exercise of the options.

(4)	The total number of unexercised options held as of August 31, 2005, separated between those options that were exercisable and those options that were not exercisable on that date.

(5)	For all unexercised options held as of August 31, 2005, the aggregate dollar value of the excess of the market value of the stock underlying those options over the exercise price of those unexercised options. These values are shown separately for those options that were exercisable and those options that were not yet exercisable on August 31, 2005 based on the closing sale price of our common stock on that date, which was $1.36 per share.

Employee Retirement Plans, Long-Term Incentive Plans and Pension Plans
     Excluding the Company’s stock option plans, we do not have any long-term incentive plan to serve as incentive for performance to occur over a period longer than one fiscal year.
Equity Compensation Plan Information

			Number of Securities
			Remaining Available for
	Number of Securities to	Weighted-Average	Future Issuance Under
	be Issued Upon Exercise	Exercise Price of	Equity Compensation Plans
	of Outstanding Options,	Outstanding Options,	(Excluding Securities
Plan Category	Warrants and Rights	Warrants and Rights	Reflected in Column (a))*
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,269,750	$1.41	569,250
Equity compensation plans not approved by security holders	0	—	0
Total	2,269,750		569,250

*	As of February 28, 2006.
     1997 Stock Option Plan
     In August 1997, our 1997 Stock Option Plan (the “1997 Plan”) was adopted by the Board of Directors and subsequently approved by the stockholders. Pursuant to the 1997 Plan, we may grant options to purchase an aggregate of 1,000,000 shares of common stock to key employees, directors and other persons who have contributed or are contributing to our success. The options granted pursuant to the 1997 Plan may be either incentive options qualifying for beneficial tax treatment for the recipient or they may be nonqualified options. The 1997 Plan may be administered by the Board of Directors or by an option committee. Administration of the 1997 Plan includes determination of the terms of options granted under the 1997 Plan. At February 28, 2006, options to purchase 550,000 shares were outstanding under the Plan and 166,500 options were available to be granted under the 1997 Plan.
     2000 Stock Option Plan
     In March 1999, our 2000 Stock Option Plan (the “2000 Plan”) was adopted by the Board of Directors and subsequently approved by the stockholders. Pursuant to the 2000 Plan, we may grant options to purchase shares of our common stock to key employees, directors and other persons who have contributed or are contributing to our success. We initially could grant options to purchase up to 500,000 shares pursuant to the 2000 Plan. In June 2001, our stockholders approved an amendment which allows us to grant options to purchase up to 1,500,000 shares pursuant to the 2000 Plan. In June 2004, our stockholders approved an amendment to increase from 1,500,000 to 2,250,000 the number of shares of common stock issuable pursuant to options granted under the 2000 Plan. The options granted pursuant to the 2000 Plan may be either incentive options qualifying for beneficial tax treatment for the recipient or non-qualified options. The 2000 Plan may be administered by the Board of Directors or by an option committee. Administration of the 2000 Plan includes determination of the terms of options granted under the 2000 Plan. As of April 28, 2006, options to purchase 1,719,750 shares were outstanding under the 2000 Plan and 402,750 options were available to be granted pursuant to the 2000 Plan.

     2006 Stock Incentive Plan
     At the annual meeting, stockholders will be asked to approve our 2006 Stock Incentive Plan (the “2006 Plan”). Pursuant to the 2006 Plan, and subject to approval of the 2006 Plan by the stockholders, our Compensation Committee may grant options, Restricted Stock and Restricted Stock Units with respect to, a total number not in excess of, 4,000,000 shares of our common stock. Awards may be made to any employee, officer or director of the Company and its related companies or other persons who provide services to the Company and its related companies. The Compensation Committee may grant either incentive stock options, which comply with Section 422 of the Internal Revenue Code, or nonqualified stock options under the 2006 Plan. The Compensation Committee sets option exercise prices and terms. The Compensation Committee may also grant awards of Restricted Stock and Restricted Stock Units under the 2006 Plan, that may be contingent on continued service or the attainment of certain performance goals. As of the date of this proxy statement, no awards have been made under the 2006 Plan. For additional information regarding the 2006 Plan, see below “4. Proposal To Adopt 2006 Stock Option Plan”.
Compensation Of Outside Directors
     On April 12, 2002, we granted options to purchase 20,000 shares of common stock to Mr. S.L. Hutchison and Mr. Rhodes who, at that time, were the only outside directors of the Company. The exercise price of the options is $1.65 per share, with 5,000 of the options immediately vesting and the remaining 15,000 of the options vesting 2,500 options for each fiscal quarter served as Director beginning June 1, 2002. Effective with Mr. Kilpatrick becoming a non-employee member of the Board of Directors on June 4, 2002, we granted him options to purchase 20,000 shares of common stock at an exercise price of $1.72 per share. The options vest 2,500 options for each fiscal quarter served as Director beginning with our fiscal quarter ended August 31, 2002. Other than options to purchase an aggregate of 281,750 shares granted to Scott Singdahlsen in February 2003, there were no options granted to any of our directors during the fiscal years ended August 31, 2003 or 2004. Mr. Kilpatrick and Mr. Rhodes both received options to purchase 50,000 shares at an exercise price of $1.15 per share on September 17, 2004. One-half of these options vest immediately and one-half vest after one year. Mr. Swenson was granted options to purchase 50,000 shares on October 1, 2004 at an exercise price of $1.24 per share. One-half of these options vest immediately and one-half vest after one year. Mr. Hutchison, the former Audit Committee Chairman, was awarded options to purchase 25,000 shares on January 12, 2005 at an exercise price of $1.15 per share. On November 23, 2005, we granted to Messrs. Kilpatrick, Swenson and Rhodes options each to purchase 15,000 shares at a exercise price of $1.34 per share immediately exercisable on or before the fifth anniversary of the grant dated.
     The Company pays each member of the Board of Directors a fee for attending Board meetings, plus a cash retainer to the Audit Committee Chairman. The fees are as follows:
     Meeting Fees:
•	$1000 per meeting for in-person quarterly Board meetings and $250 per meeting for teleconference meetings.

•	$500 per meeting for in-person or telephonic committee meetings (audit and compensation) when not held in conjunction with a regularly scheduled Board meeting. $250 if held in conjunction with a regularly scheduled Board meeting.

•	$1000 fee for attendance of Annual Meeting of Stockholders (in addition to fee related to Board meeting in conjunction with the Annual Meeting of Stockholders).
     Cash Retainer:
•	$5,000 per year for Audit Committee Chairperson.

Employment Contracts And Termination of Employment And Change-In-Control Arrangements
     We do not have any written employment contracts with any of our officers or other employees. We have no compensatory plan or arrangement that results or will result from the resignation, retirement or any other termination of an executive officer’s employment or from a change-in-control or a change in an executive officer’s responsibilities following a change-in-control, except that both the 1997 Plan and the 2000 Plan provide for vesting of all outstanding options in the event of the occurrence of a change-in-control.
Stock Ownership Of Directors And Principal Stockholders
     As of April 28, 2006 there were 37,915,259 shares of common stock outstanding. The following table sets forth certain information as of that date with respect to the beneficial ownership of common stock by each director and nominee for director, by all executive officers and directors as a group, and by each other person known by us to be the beneficial owner of more than five percent of our outstanding shares of common stock:

			Percentage of
	Number of Shares		Shares
Name and Address of Beneficial Owner	Beneficially Owned(1)		Outstanding
D. Scott Singdahlsen	2,111,750	(2)	5.5%
1675 Broadway, Suite 2450
Denver, Colorado 80202

Bryce W. Rhodes	162,414	(3)	*
c/o W. E. Company
7770 El Camino Real
Carlsbad, CA 92009

David B. Kilpatrick	85,000	(4)	*
9105 St. Cloud Lane
Bakersfield, CA 93311

Dennis M. Swenson	65,000	(5)	*
5360 Lakeshore Drive
Littleton, CO 80123

Tucker L. Franciscus	75,000	(6)	*
1675 Broadway, Suite 2450
Denver, Colorado 80202

Kenneth R. Berry, Jr.	505,365	(7)	1.3%
1675 Broadway, Suite 2450
Denver, Colorado 80202

All Executive Officers and Directors as a group (six persons)	3,004,529	(1)(2)(3)(4)(5)(6)(7)	7.7%

Victory Oil Company	2,813,304		7.4%
222 West Sixth Street, Suite 1010
San Pedro, California 90731

			Percentage of
	Number of Shares		Shares
Name and Address of Beneficial Owner	Beneficially Owned(1)		Outstanding
Eastbourne Capital Management, L.L.C.	3,766,753	(8)	9.9%
1101 Fifth Avenue, Suite 160
San Rafael, CA 94901

Wellington Management Company, LLP	5,056,100	(9)	13.3%
75 State Street
Boston, MA 02109

(*)	Less than one percent.

(1)	“Beneficial ownership” is defined in the regulations promulgated by the U.S. Securities and Exchange Commission as having or sharing, directly or indirectly (1) voting power, which includes the power to vote or to direct the voting, or (2) investment power, which includes the power to dispose or to direct the disposition of shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2)	The shares shown for Mr. Singdahlsen include 200,000 shares owned by Mr. Singdahlsen’s two minor children. Also includes options to purchase 15,000 shares at $1.82 per share until April 12, 2007, options to purchase 200,000 shares at $0.29 per share until February 4, 2010, options to purchase 81,750 shares at $1.30 per share until February 4, 2010, options to purchase 25,000 shares at $1.34 until November 23, 2010, and options to purchase 40,000 shares at $0.96 per share until November 17, 2014.

(3)	Includes 13,000 shares of common stock owned by Mr. Rhodes and 64,414 shares of common stock owned by Adventure Seekers Travel, Inc. Adventure Seekers is owned by Mr. Rhodes’ wife and Mr. Rhodes is the President of Adventure Seekers. Also includes options to purchase 20,000 shares at $1.65 per share until April 11, 2007, options to purchase 50,000 shares at $1.17 per share until October 14, 2009 and options to purchase 15,000 shares at $1.34 until November 23, 2010 that currently are exercisable. Excludes 171,625 shares that are held by W.E. Corporation. Mr. Rhodes is a President and CEO of W.E. Corporation. Mr. Rhodes disclaims beneficial ownership of the shares beneficially owned by W.E. Corporation.

(4)	Includes options to purchase 20,000 shares at $1.72 per share until June 4, 2007, options to purchase 50,000 shares at $1.17 per share until October 14, 2009 and options to purchase 15,000 shares at $1.34 until November 23, 2010 that currently are exercisable that are owned by Mr. Kilpatrick.

(5)	Includes options to purchase 50,000 shares at $1.24 per share until October 1, 2009 and options to purchase 15,000 shares at $1.34 until November 23, 2010 that are exercisable. The options expire five years from the date that they become exercisable by Mr. Swenson.

(6)	Includes options to purchase 50,000 shares at $.94 share until September 1, 2009 and options to purchase 25,000 shares at $1.34 until November 2, 2010. Does not include options to purchase an additional 100,000 shares at $0.94 share until September 1, 2009, 50,000 of which become exercisable on September 1, 2006, and 50,000 of which become exercisable on September 1, 2007.

(7)	Includes the following securities held directly or indirectly by Kenneth R. Berry, Jr., who is Vice President of Land: an aggregate of 172,865 shares owned by various entities, IRAs, and trusts with which Mr. Berry, or his spouse or minor daughter, is associated; and options to purchase 332,500 shares of common stock at exercise prices ranging from $.29 to $5.44 per share that currently are exercisable or that will become exercisable within the next 60 days.

(8)	The shares reflected include the shares beneficially owned by Eastbourne Capital Management, L.L.C., a registered investment adviser, Richard Jon Barry, Manager of Eastbourne and Black Bear Offshore Master Fund L.P., a Cayman Island exempted company to which Eastbourne is investment adviser.

(9)	Includes 1,897,300 shares owned by J. Caird Partners, L.P., and 1,976,000 shares owned by J. Caird Investors (Bermuda) L.P., each of which is an entity controlled by Wellington, and each of which is a 5% or greater beneficial owner of the Company’s common stock.

Certain Transactions With Management And Principal Stockholders
     On May 24, 2002, certain investment entities managed by Eastbourne Capital Management, LLC purchased $6 million of convertible notes from the Company. The notes provide for semi-annual interest payments at an annual rate of 4.99% and are convertible into common stock at the rate of $1.30 per share. At the time of the transaction, these entities had aggregate ownership in PYR Energy Corporation of approximately 15%. Concurrent with the sale, we agreed to add Messrs. Eric Sippel and Borden Putnam, of Eastbourne, to our Board of Directors. Messrs. Sippel and Putnam resigned from the board in August 2003, although Eastbourne still has the right to designate two individuals to serve on the Board. At the option of the Company, accrued interest can be paid in cash or added to the principal amount of the notes. The Company elected to add accrued interest of approximately $335,000 during fiscal year 2005 to the balance of the notes.
     As more fully described in the Form 8-K filed with the SEC on October 26, 2005, in mid-October 2005, the Company completed a Private Equity Placement consisting of the sale of 6.328 million shares of common stock, priced at $1.30 per share, to a group of institutional and accredited individual investors. Pursuant to the terms of the Private Placement, the Company has filed a registration statement covering the resale of these shares. On October 3, 2005, Estancia Corporation, an entity solely owned by Kenneth Berry Jr., purchased 50,000 shares of common stock pursuant to the Private Placement, and a trust of which Mr. Berry is Trustee and a beneficiary purchased an additional 20,000 shares of common stock pursuant to the Private Placement. This transaction was approved by the Audit Committee of the Board of Directors of the Company.
     During the fiscal year ended August 31, 2005, there were no other transactions between the Company and its directors, executive officers or known holders of greater than five percent of the Company’s common stock in which the amount involved exceeded $60,000 and in which any of the foregoing persons had or will have a material interest.

3. PROPOSAL TO RATIFY THE SALE AS PART OF THE OCTOBER 2005 PRIVATE PLACEMENT OF 20,000 SHARES OF
COMMON STOCK TO A TRUST CONTROLLED BY KENNETH R. BERRY, JR. OUR VICE PRESIDENT OF LAND AND 50,000
SHARES OF COMMON STOCK TO AN ENTITY CONTROLLED BY MR. BERRY;
     The Board of Directors recommends that the stockholders vote in favor of ratifying the issuance of 20,000 shares of shares of common stock to a trust controlled by Kenneth R. Berry, Jr. our Vice President of Land and 50,000 shares of common stock to an entity controlled by Mr. Berry;
Background
     In October 2005, we sold 6,275,000 shares of our common stock (and issued 52,500 warrants) at $1.30 per share in a private placement for an aggregate offering amount of $8,157,000 (the “Private Placement”). We negotiated the terms of the Private Placement with Wellington Management Company as the lead investor including the $1.30 offering price per share on September 23, 2005, on which date the closing price of our stock was $1.38 per share. On September 27, 2005, the Board approved the Private Placement on which day our stock closed at $1.27 per share. On September 28, 2005, the Private Placement Memorandum was finalized and the closing price of our stock on that day was $1.47 per share. The Private Placement closed in three separate closings, occurring on October 3, October 6 and October 20, respectively. The closing price of our stock on the date of these closings was, respectively, $2.07, $1.46 and $1.36 per share.

     Kenneth R. Berry, Jr., our Vice President of Land, purchased beneficial ownership of shares of our common stock in connection with the first closing of the Private Placement, which occurred on October 3, 2005, as follows. The Kenneth R. Berry, Jr. and Leslie A. Berry Trust (the “Trust”) purchased 20,000 shares of common stock in the Private Placement. Mr. Berry is a trustee and beneficiary of the trust. Estancia Petroleum Corporation (“Estancia”) purchased 50,000 shares of common stock in the Private Placement. Mr. Berry owns all the outstanding equity interests in Estancia Corporation. The foregoing purchases were made at the same purchase price as all the other purchasers in the Private Placement and account for 1.1% ($91,000) of the total $8,157,000 Private Placement offering. The shares were subscribed for pursuant to two separate Subscription Agreements, each executed on October 3, 2005 by the Trust and Estancia respectively. Based on the closing price of our stock on October 3, 2005, the aggregate dollar discount from that market price that was received by the Trust and Estancia in connection with the purchase of their shares was $53,900, or $0.77 per share. Mr. Berry was not involved in the structure or negotiation of the terms of the Private Placement, nor did he commit to purchase any shares pursuant to the Private Placement until after: (i) the price per share had been negotiated with the Company and an unrelated third party, and (ii) the Private Placement had commenced. As of April 28, 2006, Mr. Berry beneficially owns, 1.3% of our issued and outstanding stock. The closing price of our common stock on April 28, 2006 was $1.36 per share.
     Our Audit Committee approved Mr. Berry’s participation in the Private Placement in a meeting held on November 2, 2005. The Audit Committee does not currently have pre-determined standards for making decisions regarding related party transactions. In making its decision to approve of Mr. Berry’s participation in the Private Placement, the Audit Committee considered the following matters, among others : (1) the price per share for the shares sold in the Private Placement was negotiated with the Company by an unrelated third party; (2) on the date that the price for the entire Private Placement was negotiated between the Company and the unrelated third party lead investor to be $1.30 per share, the closing price of our common stock was $1.38 per share; (3) in his capacity as Vice President of Land, Mr. Berry was not involved in influencing the offering price for the shares sold in the Private Placement, nor was it his function to be involved in such matters; (4) both the Trust and Estancia would be investing on the same terms as the other investors participating in the Private Placement, all of whom were unrelated parties; (5) at the time of his subscription to purchase shares, the maximum number of shares available to be sold pursuant to the Private Placement had not been sold, and the Company wanted to obtain the maximum number of subscriptions in the Private Placement in order to raise the maximum amount of funds; and (6) the shares for which the Trust and Estancia subscribed amounted to approximately 1.1% of the total number of shares offered in the Private Placement.
     Following the submission of our Additional Listing Application filed with the American Stock Exchange (“AMEX”), AMEX advised us that, because Mr. Berry purchased common stock in the Private Placement at a price that was less than the market value of our common stock on the date of purchases, stockholder approval would be required in order for any of the Trust’s or Estancia’s shares to be listed on AMEX. We have made a number of requests for AMEX to change its position based on the facts and circumstances of the above, but AMEX stated that it had taken this same position in other instances and it would not be willing to change its position in this case.

     We are requesting that our stockholders ratify the above issuances, in connection with the Private Placement, of 70,000 shares at $1.30 per share.
Effect on Existing Stockholders
     All the existing holders of our common stock have been diluted proportionately in connection with the issuance of the shares of our common stock as part of the Private Placement.
     We filed a registration statement on Form S-3 to register the resale and transfer of the shares sold in the Private Placement. This Form S-3 registration statement became effective on January 6, 2006.
     Our common stock has no preemptive or similar rights.
Principal Effects of Nonapproval
     If stockholder ratification is not obtained, we would then cancel the sales and return the purchase price to the Trust and Estancia.
     In the event stockholder ratification is not obtained and for some reason we are unable to cancel the sales, we would not be in compliance with AMEX listing requirements. If we fail to comply with AMEX listing or other agreements with AMEX in any material respect, our securities are subject to suspension from dealings and, unless prompt corrective action is taken, removal from AMEX listing. While we could reapply for AMEX listing if our securities were delisted, removal from AMEX could negatively affect the price of our stock, our reputation, and our ability to raise capital and could otherwise negatively affect our business.
Required Vote; Board Recommendation
     An affirmative vote of the majority of shares represented at the Annual Meeting in person or by proxy is necessary to approve this matter.
     Our Board of Directors unanimously recommends that the stockholders vote in favor of ratifying the issuance of the shares purchased as part of the Private Placement by the Trust and Estancia of the shares of our common stock as described above.